

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2013

Via E-Mail
Suresh Vasudevan
Chief Executive Officer
Nimble Storage, Inc.
2740 Zanker Road
San Jose, California 95134

> **Re:** **Nimble Storage, Inc.**
> **Confidential Draft Registration Statement No. 2 on Form S-1**
> **Submitted on September 26, 2013**
> **CIK 01452751**

Dear Mr. Vasudevan:

We have reviewed your confidential draft registration statement, and your letter dated September 26, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Where we reference prior comments, we are referring to our letter dated September 13, 2013.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

Overview, page 1

1. You state that you "reached your 100th end-customer in the second quarter of the year ended January 31, 2012" and that "as of July 31, 2013 [you] had over 1,750 end-customers." Revise to disclose the number of end-customers the company had at the end of each of its three fiscal years in order to provide context for the number of end-customers you had at July 31, 2013. In addition, explain why you do not disclose the number of end-customers as a key metric in the table provided on page 47.

Market and Industry Data, page 37

2. We note your response to prior comment 16; however, please tell us why you believe that providing disclosure that the company falls within the Magic Quadrant, without providing a discussion of the corollary challenges, provides materially complete information to investors.

Management's Discussion and Analysis of Financial Conditions and Results of Operations

Results of Operations

Comparison of the Six Months Ended July 31, 2012 and 2013

Revenue, page 52

3.   In response to prior comment 19, you identify "volume of orders" as the primary driver of increased revenue. If you consider order volume to represent a key performance indicator, please expand your discussion of Key Metrics to discuss how this metric is computed and interpreted by management in assessing your performance. Further, rather than using terminology such as "primarily," please revise Results of Operations to include a discussion and quantification of this driver, including any known trends in volume and pricing. Refer to Section III. D of SEC Release 33-6835.

Guideline Public Company Multiples Approach, page 68

4.   As requested in prior comment 27, please disclose how you identified the comparable companies used in your valuations. In this regard, we note that your current disclosures do not provide this information and have not been changed from your previous submission.

Business

Overview, page 82

5.   We note your response to prior comment 31.   Please also tell us whether you considered quantifying the extent to which you have any significant revenue concentrations attributable to any sector or industry.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-13

6.   We note your response to prior comment 46. Tell us why you believe that 60 renewals and 136 standalone renewals over a trailing 12 month period over the trailing 12 months ended July 31, 2012 and 2013, respectively, is sufficient evidence to establish VSOE. Please compare these renewals to your customer population during those time periods. Also, indicate whether your customer population is similar and how you considered whether the population should be stratified by region, contract term or customer size. Tell us whether the agreements stipulate a renewal rate. Further, indicate whether the addition of the InfoSight feature changed your renewal rate pricing.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-Mail
       Jeffrey R. Vetter, Esq.
       Fenwick & West LLP